SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)*

                            JANUS CAPITAL GROUP, INC.
                            -------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per share
                         (Title of Class of Securities)

                                    47102X105
                                    ---------
                                 (CUSIP Number)

                                  May 13, 2004
                                  ------------
             (Date of Event Which Requires Filing of this Statement)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.



--------------------------------------------------------------------------------
CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH
THIS SCHEDULE IS FILED:

[_] Rule 13d-1(b)
[X] Rule 13d-1(c)
[_] Rule 13d-1(d)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. 47102X105                Schedule 13G                     Page 2 of 15
--------------------------------------------------------------------------------

1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Highfields Capital Management LP
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                       (a) [_]
                                                                       (b) [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

--------------------------------------------------------------------------------
                              5   SOLE VOTING POWER: 21,192,987
      NUMBER OF               --------------------------------------------------
       SHARES                 6   SHARED VOTING POWER: None
  BENEFICIALLY OWNED          --------------------------------------------------
  BY EACH REPORTING           7   SOLE DISPOSITIVE POWER: 21,192,987
       PERSON                 --------------------------------------------------
        WITH                  8   SHARED DISPOSITIVE POWER: None
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         21,192,987
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:                                                  [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  8.9%(1)

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:  PN

--------------------------------------------------------------------------------

----------
(1) All percentages herein are based upon 239,361,650 issued and outstanding shares of Common Stock.

--------------------------------------------------------------------------------
CUSIP NO. 47102X105                Schedule 13G                     Page 3 of 15
--------------------------------------------------------------------------------

1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Highfields GP LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                       (a) [_]
                                                                       (b) [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

--------------------------------------------------------------------------------
                              5   SOLE VOTING POWER: 21,192,987
      NUMBER OF               --------------------------------------------------
       SHARES                 6   SHARED VOTING POWER: None
  BENEFICIALLY OWNED          --------------------------------------------------
  BY EACH REPORTING           7   SOLE DISPOSITIVE POWER: 21,192,987
       PERSON                 --------------------------------------------------
        WITH                  8   SHARED DISPOSITIVE POWER: None
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         21,192,987
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:                                                  [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  8.9%(1)

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:  OO

--------------------------------------------------------------------------------

----------
(1) All percentages herein are based upon 239,361,650 issued and outstanding shares of Common Stock.

--------------------------------------------------------------------------------
CUSIP NO. 47102X105                Schedule 13G                     Page 4 of 15
--------------------------------------------------------------------------------

1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Highfields Capital Ltd.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                       (a) [_]
                                                                       (b) [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands, B.W.I.

--------------------------------------------------------------------------------
                              5   SOLE VOTING POWER: 15,332,773
      NUMBER OF               --------------------------------------------------
       SHARES                 6   SHARED VOTING POWER: None
  BENEFICIALLY OWNED          --------------------------------------------------
  BY EACH REPORTING           7   SOLE DISPOSITIVE POWER: 15,332,773
       PERSON                 --------------------------------------------------
        WITH                  8   SHARED DISPOSITIVE POWER: None
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         15,332,773
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:                                                  [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  6.4%(1)

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:  CO

--------------------------------------------------------------------------------

----------
(1) All percentages herein are based upon 239,361,650 issued and outstanding shares of Common Stock.

--------------------------------------------------------------------------------
CUSIP NO. 47102X105                Schedule 13G                     Page 5 of 15
--------------------------------------------------------------------------------

1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Jonathon S. Jacobson
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                       (a) [_]
                                                                       (b) [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION: United States

--------------------------------------------------------------------------------
                              5   SOLE VOTING POWER: 21,192,987
      NUMBER OF               --------------------------------------------------
       SHARES                 6   SHARED VOTING POWER: None
  BENEFICIALLY OWNED          --------------------------------------------------
  BY EACH REPORTING           7   SOLE DISPOSITIVE POWER: 21,192,987
       PERSON                 --------------------------------------------------
        WITH                  8   SHARED DISPOSITIVE POWER: None
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         21,192,987
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:                                                  [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  8.9%(1)

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:  IN

--------------------------------------------------------------------------------

----------
(1) All percentages herein are based upon 239,361,650 issued and outstanding shares of Common Stock.

--------------------------------------------------------------------------------
CUSIP NO. 47102X105                Schedule 13G                     Page 6 of 15
--------------------------------------------------------------------------------

1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Richard L. Grubman
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                       (a) [_]
                                                                       (b) [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION: United States

--------------------------------------------------------------------------------
                              5   SOLE VOTING POWER: 21,192,987
      NUMBER OF               --------------------------------------------------
       SHARES                 6   SHARED VOTING POWER: None
  BENEFICIALLY OWNED          --------------------------------------------------
  BY EACH REPORTING           7   SOLE DISPOSITIVE POWER: 21,192,987
       PERSON                 --------------------------------------------------
        WITH                  8   SHARED DISPOSITIVE POWER: None
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         21,192,987
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:                                                  [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  8.9%(1)

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:  IN

--------------------------------------------------------------------------------

----------
(1) All percentages herein are based upon 239,361,650 issued and outstanding shares of Common Stock.

--------------------------------------------------------------------------------
CUSIP NO. 47102X105                Schedule 13G                     Page 7 of 15
--------------------------------------------------------------------------------

The Reporting Persons initially filed a Schedule 13D on November 7, 2002 (as thereafter amended from time to time) to report their beneficial ownership of the Issuer's securities. As a result of recent management changes and other corporate governance and business developments, the Reporting Persons are no longer acquiring or holding securities with a purpose or effect of changing or influencing control of the Issuer or in connection with or as a participant in any transaction having that purpose or effect. Accordingly, the Reporting Persons are reporting their beneficial ownership of the Issuer's securities on
Schedule 13G.

ITEM 1.

1(a)     NAME OF ISSUER:

Janus Capital Group, Inc. (the "Issuer")

1(b)     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

151 Detroit Street, Denver, Colorado 80206

ITEM 2.

2(a)     NAME OF PERSON FILING:

This statement is being filed by the following persons with respect to the shares of Common Stock of the Issuer directly owned by Highfields Capital I LP ("Highfields I"), Highfields Capital II LP ("Highfields II") and Highfields Capital Ltd. (collectively, the "Funds"):

     Highfields Capital Management LP, a Delaware limited partnership ("Highfields Capital Management") and investment manager to each of the Funds,

     Highfields GP LLC, a Delaware limited liability company ("Highfields GP") and the General Partner of Highfields Capital Management,

     Jonathon S. Jacobson, a Managing Member of Highfields GP, and

     Richard L. Grubman, a Managing Member of Highfields GP.

This statement is also being filed by Highfields Capital Ltd., an exempted limited company organized under the laws of the Cayman Islands, B.W.I., with respect to the shares of Common Stock of the Issuer owned by Highfields Capital Ltd. (which shares of Common Stock are also included in the filings for Highfields Capital Management, Highfields GP, Mr. Jacobson and Mr. Grubman).

Highfields Capital Management, Highfields GP, Highfields Ltd., Mr. Jacobson and Mr. Grubman are sometimes individually referred to herein as a "Reporting Person" and collectively as the "Reporting Persons."

--------------------------------------------------------------------------------
CUSIP NO. 47102X105                Schedule 13G                     Page 8 of 15
--------------------------------------------------------------------------------

2(b)     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

Address for Highfields Capital Management, Highfields GP, Mr. Jacobson and Mr.
Grubman:

c/o Highfields Capital Management
200 Clarendon Street, 51st Floor
Boston, Massachusetts 02116

Address for Highfields Capital Ltd.:

c/o Goldman Sachs (Cayman) Trust, Limited
Harbour Centre, Second Floor
George Town, Grand Cayman
Cayman Islands, B.W.I.


2(c)     CITIZENSHIP:

Highfields Capital Management - Delaware
Highfields GP - Delaware
Jonathon S. Jacobson - United States of America
Richard L. Grubman - United States of America
Highfields Capital Ltd. - Cayman Islands, B.W.I.


2(d)     TITLE OF CLASS OF SECURITIES: Common Stock, Par Value $0.01 Per share

2(e)     CUSIP NO.: 47102X105

ITEM 3.

Not Applicable.

ITEM 4.  OWNERSHIP

For Highfields Capital Management, Highfields GP, Mr. Jacobson and Mr. Grubman:

     a.  Amount Beneficially Owned: 21,192,987 shares of Common Stock

     b.  Percent of class: 8.9%

     c.  Number of shares as to which such person has:

--------------------------------------------------------------------------------
CUSIP NO. 47102X105                Schedule 13G                     Page 9 of 15
--------------------------------------------------------------------------------

         (i)      Sole power to vote or to direct the vote:

                  21,192,987

         (ii)     Shared power to vote or to direct the vote:

                  None

         (iii)    Sole power to dispose or to direct the disposition of:

                  21,192,987

         (iv)     Shared power to dispose or to direct the disposition of:

                  None

For Highfields Capital Ltd.:

     a.  Amount Beneficially Owned:

         15,332,773 shares of Common Stock

     b.  Percent of class: 6.4%

     c.  Number of shares as to which such person has:

         (i)      Sole power to vote or to direct the vote:

                  15,332,773

         (ii)     Shared power to vote or to direct the vote:

                  None

         (iii)    Sole power to dispose or to direct the disposition of:

                  15,332,773

         (iv)     Shared power to dispose or to direct the disposition of:

                  None

ITEM 5.  OWNERSHIP OF 5 PERCENT OR LESS OF A CLASS

--------------------------------------------------------------------------------
CUSIP NO. 47102X105                Schedule 13G                    Page 10 of 15
--------------------------------------------------------------------------------

Not Applicable.

ITEM 6.  OWNERSHIP OF MORE THAN 5 PERCENT ON BEHALF OF ANOTHER PERSON

The shares beneficially owned by Highfields Capital Management, Highfields GP, Mr. Jacobson and Mr. Grubman are owned by the Funds; Highfields Capital Ltd. individually owns 6.4% of the shares and Highfields I and Highfields II individually own less than 5% of the shares. Highfields Capital Management serves as the investment manager to each of the Funds. Each of Highfields Capital Management, Highfields GP, Mr. Jacobson and Mr. Grubman has the power to direct the dividends from or the proceeds of the sale of the shares owned by the Funds.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not Applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not Applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

Not Applicable.

ITEM 10. CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

--------------------------------------------------------------------------------
CUSIP NO. 47102X105                Schedule 13G                    Page 11 of 15
--------------------------------------------------------------------------------


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  May 13, 2004

                                     HIGHFIELDS CAPITAL MANAGEMENT LP

                                     By: Highfields GP LLC, its General Partner


                                     /s/ Kenneth H. Colburn
                                     ----------------------------------
                                     Name:  Kenneth H. Colburn
                                     Title: Authorized Signatory



                                     HIGHFIELDS GP LLC


                                     /s/ Kenneth H. Colburn
                                     ----------------------------------
                                     Name: Kenneth H. Colburn
                                     Title: Authorized Signatory



                                     HIGHFIELDS CAPITAL LTD.

                                     By:  Highfields Capital Management LP, its
                                             Investment Manager

                                     By:  Highfields GP LLC, its General Partner


                                     /s/ Kenneth H. Colburn
                                     ----------------------------------
                                     Name: Kenneth H. Colburn
                                     Title: Authorized Signatory



                                     JONATHON S. JACOBSON

                                     By:  Kenneth H. Colburn


                                     /s/ Kenneth H. Colburn
                                     ----------------------------------
                                     Name: Kenneth H. Colburn
                                     Title: Authorized Signatory

--------------------------------------------------------------------------------
CUSIP NO. 47102X105                Schedule 13G                    Page 12 of 15
--------------------------------------------------------------------------------

                                     RICHARD L. GRUBMAN

                                     By:  Kenneth H. Colburn


                                     /s/ Kenneth H. Colburn
                                     ----------------------------------
                                     Name: Kenneth H. Colburn
                                     Title: Authorized Signatory

--------------------------------------------------------------------------------
CUSIP NO. 47102X105                Schedule 13G                    Page 13 of 15
--------------------------------------------------------------------------------


                                  EXHIBIT INDEX

Exhibit 1. Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.